

February 24, 2014

Via U.S. mail
Mr. Jianguo Xu
President, Chief Executive Officer and Treasurer
Angstron Holdings Corporation
800 E. Colorado Boulevard
Suite 888
Pasadena, CA

     Re: **Angstron Holdings Corporation**
              Form 8-K
              Filed February 19, 2014
              File No. 333-140148

Dear Mr. Xu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on February 18, 2014

Item 4.01(a) Change in Registrant's Certifying Accountant

1.   Please revise to include the disclosures required by Item 304(a)(1)(iv) of Regulation S-K as it relates to Sadler, Gibb and Associates, LLP for the period from their appointment to their dismissal.

2.   Please also furnish a revised letter from your former accountant stating whether it agrees with the revised statements in your amendment made in response to this Item 304(a) and, if not, stating the respects to which it does not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and
Mining